Exhibit 1

LAWRENCE E. AURIANA

C/O FEDERATED KAUFMANN

140 EAST 45TH STREET

43RD FLOOR

NEW YORK, NY 10017

October 31, 2012

Mr. Denis P. Kelleher

Wall Street Access

17 Battery Place

11th Floor

New York, NY 10004

Dear Mr. Kelleher:

Reference is hereby made to the Trading Authorization/Power of Attorney and Indemnification Form: Domestic, dated March 18, 2011 (the “Authorization”) I executed in favor of Wall Street Access (the “Financial Organization”). A copy of the Authorization is attached as Exhibit A hereto.

Pursuant to the Authorization, the Financial Organization has designated you to buy, sell and trade in the shares of common stock, par value $.10 per share (“Common Stock”), I own in Mediware Information Systems Inc. (“Mediware”).

As you may know, on September 11, 2012, Mediware, Project Ruby Parent Corp. (“Parent”) and Project Ruby Merger Corp. entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, upon receipt of shareholder approval and the satisfaction of other conditions, Mediware will become a wholly-owned subsidiary of Parent. In connection with the execution of the Merger Agreement, I entered into a Voting Agreement, dated the date of the Merger Agreement, with Parent (the “Voting Agreement”), pursuant to which, among other things, I agreed, subject to the terms and conditions set forth therein, to vote my shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby. A copy of the Voting Agreement is attached as Exhibit B hereto.

A proposal to adopt the Merger Agreement will be voted upon at a special meeting of the shareholders of Mediware scheduled to take place on November 8, 2012 (the “Special Meeting”).

As you know, the Authorization grants you the sole right to dispose of the shares of Mediware Common Stock in my account with the Financial Organization (the “Account”). I have retained the sole power to vote the shares of Common Stock in the Account and intend to vote in favor of the proposal to adopt the Merger Agreement at the Special Meeting.

Mr. Denis P. Kelleher

October 31, 2012

My voting for the adoption of the Merger Agreement is, in effect, an agreement to sell my shares of Mediware Common Stock. Accordingly, given that the Authorization grants the Financial Organization the authority to sell or otherwise dispose of the shares of Mediware Common Stock in the Account, I am requesting that you concur with my voting the shares of Common Stock I own in the Account in favor of the proposal to adopt the Merger Agreement and agree that my doing so is not a violation of the Authorization.

Furthermore, Parent has requested that the Financial Organization and you agree to act in accordance with the Voting Agreement as if you were parties thereto, including not to sell or otherwise dispose of any shares of Common Stock in the Account.

Kindly evidence your agreement with the foregoing by signing the enclosed copy of this letter where indicated below and returning the signed copy to my attention (with a copy to my attorney, Joel I. Frank, Wilk Auslander LLP, 1515 Broadway, New York, NY 10036).

Sincerely yours,

/s/ Lawrence E. Auriana

Lawrence E. Auriana

Enc.

cc:	Joel I. Frank, Esq.

ACCEPTED AND AGREED TO AS OF

THE DATE FIRST SET FORTH ABOVE:

WALL STREET ACCESS

By:	/s/ Denis P. Kelleher
Denis P. Kelleher
Chairman and Chief Executive Officer

/s/ Denis P. Kelleher
Denis P. Kelleher